Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

May 4, 2015

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

To whom it may concern,

In compliance with the requirements set forth by the Comisión Nacional de Valores, we write to report that the Ordinary and Extraordinary Shareholders’ Meeting (the “Meeting”) of Grupo Financiero Galicia S.A. (the “Company”) was held on April 29, 2015 at 10:45 a.m., and was presided over by Mr. Eduardo J. Escasany. The Meeting was attended by 45 shareholders (the “Shareholders”), of which 18 were present in person and 27 were represented by proxy. The Shareholders represented 281,221,650 Class A Ordinary Shares, with each share entitled to five votes, representing both a capital stock value of 281,221,650 pesos and 1,406,108,250 votes, and 845,655,068 Class B Ordinary Shares, with each share entitled to one vote, representing a capital stock value of 845,655,068 pesos and 845,655,068 votes, which resulted in a quorum of 88.67%.

Pursuant to the requirements of Section 4, Chapter II, Title II of the rules of the National Securities Commission, the summary of the resolutions adopted with respect to each item of the agenda of the April 29, 2015 Shareholders’ Meeting (the “Agenda”) is as follows:

FIRST ITEM OF THE AGENDA: “Appointment of two shareholders to sign the minutes.”

It was approved that the following three shareholders sign the minutes: Mr. Arturo Santillán, Mr. Adolfo Tamini, and Mr. Carlos Mario Torres, on a voluntary basis as the shareholder representative of Anses.

SECOND ITEM OF THE AGENDA: “Examination of the business affairs of our controlled company, Banco de Galicia y Buenos Aires S.A. and the position to be adopted by Grupo Financiero Galicia S.A. over certain issues to be dealt with at the next shareholders’ meeting of Banco de Galicia y Buenos Aires S.A.”

It was approved that the agent of the Company will vote at the next shareholder’s meeting of Banco de Galicia y Buenos Aires S.A. to be held on April 29, 2015 at 15:00 hrs. as follows: (i) for the proposals made by the Board of Directors of Banco de Galicia y Buenos Aires S.A. regarding items 1, 2, 3, 5, 6, 7, 10, 11, 12, 13 and 14; (ii) for the approval of the performance of the Board of Directors and the Supervisory Syndics’ Committee regarding item 4; (iii) regarding item 8, that the number of regular directors be fixed at seven (7) and that the number of alternate directors be fixed at four (4), for the acceptance of the resignation of Mr. Pablo Gutierrez, for the re-election of Mr. Sergio Grinenco, Mr. Guillermo Juan Pando and Mr. Pablo Gutierrez as regular directors with a three (3) year term of office; (iv) for the acceptance of the resignation of the alternate director Mr. Enrique Garcia Pinto, for the re-election of Mr. Cirilo Enrique Martín, Mr. Juan Carlos Fossatti and Mr. Enrique Garcia Pinto as alternate directors, all of them for a three (3) year term of office; and (v) regarding item 9, for the re-election of Messrs. Enrique Mariano Garda Olaciregui, Norberto D. Corizzo and Luis A. Díaz as regular syndics and for the re-election of Messrs. Miguel N. Armando, Fernando Noetinger and Mr. Horacio Tedín as alternate syndics.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

THIRD ITEM OF THE AGENDA: “Examination of the Balance Sheet, Income Statement, and other documents as set forth by Section 234, Subsection 1 of the Law of Commercial Companies, and the Annual Report and Report of the Supervisory Syndics’ Committee for the 16th fiscal year ended December 31, 2014.”

The documents under discussion were approved.

FOURTH ITEM OF THE AGENDA: “Treatment to be given to the financial results and dividend distribution of the fiscal year ended December 31, 2014.”

It was approved that the Ps.3,337,790,091.13 profit of the fiscal year be distributed as follows: a) the amount of Ps. 24,432,197.28 is to be allocated to the creation of the Legal Reserve, pursuant to Section 70 of Law 19,550; b) Cash Dividends: Due to the fact that most of the profits for the fiscal year correspond to income from holding and only a fraction correspond to the realized and liquid profits, and they meet the requirements to be distributed as per Section 68 of the Corporations Law, a proposal is made to pay dividends in cash for the amount of Ps. 100,000,000.00 which represents 7.69074235% with regard to 1,300,264,597 Class A and B Ordinary Shares with a face value of Ps. 1 each; and c) Discretionary Reserves: Pursuant to what has already been indicated in the proposal for the distribution of dividends in cash, and due to the need to pay the Notes, a proposal is made to allocate the balance of Ps. 3,213,357,893.85 to Discretionary Reserves.

FIFTH ITEM OF THE AGENDA: “Approval of the Board of Directors and Supervisory Syndics’ Committee performances.”

The performances of the Board of Directors and the Supervisory Syndics’ Committee were approved.

SIXTH ITEM OF THE AGENDA: “Supervisory Syndics’ Committee’s compensation.”

The compensation for the Supervisory Syndics’ Committee was approved in the amount of Ps. 710,000.

SEVENTH ITEM OF THE AGENDA: “Board of Directors’ compensation.”

For the fiscal year under analysis, it was approved that the independent directors receive a compensation of Ps. 1,036,000. It was stated that the compensation paid to the director proposed by the National Government has been deposited into an account of the Ministry of Economy and Public Finance pursuant Decree No. 1278/2012.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

EIGHTH ITEM OF THE AGENDA: “Granting of authorization to the Board of Directors to make advance payments of directors’ fees, during the fiscal year starting on January 1, 2015, ad-referendum of the shareholders’ meeting that considers the documentation corresponding to said fiscal year.”

It was approved to authorize the Board of Directors to make payments in advance on account of fees to directors, ad-referendum of the decision made at the Shareholders’ Meeting that considers the documents belonging to the fiscal year starting on January 1, 2015.

NINTH ITEM OF THE AGENDA: “Election of three syndics and three alternate syndics for one-year term of office.”

The reelection of Dr. Enrique M. Garda Olaciregui and the public accountants Norberto D. Corizzo and Luis A. Díaz as regular syndics, and the lawyers Miguel N. Armando, Fernando Noetinger and Horacio Tedín as alternate syndics, all of them for a one (1) year term of office, was approved.

TENTH ITEM OF THE AGENDA: “Determination of the number of directors and alternate directors and, if appropriate, election thereof for the term established by the Company’s bylaws until reaching the number of directors determined by the Shareholders’ meeting.”

(i) It was approved to accept the resignations of the Alternate Directors Mr. Sergio Grinenco and Mr. Alejandro María Rojas Lagarde; (ii) It was approved to fix the number of regular directors at nine (9) and the number of alternate directors at four (4); (iii) it was resolved to re-elect Messrs. Abel Ayerza, Cirilo Enrique Martin, Antonio Roberto Garcés and Juan Miguel Cuattromo as regular directors, the first three for a three (3) year term of office and the last one for a one (1) year term of office, in addition, Juan Miguel Cuattromo has been proposed by the Direction of Companies with Government Participation; and (iv) it was approved to elect Mr. Augusto Rodolfo Zapiola Macnab and to re-elect Mr. Sergio Grinenco and Mr. Alejandro María Rojas Lagarde, as alternate directors, all of them for a three (3) year period.

In accordance to what is stated by the regulations of the Comisión Nacional de Valores in its NT 2013, Article 4, Section III, Chapter I, Title XII (Transparencia en el Ámbito de la Oferta pública) and Article 11, Section III, Chapter III, Title II (Órganos de Administración y Fiscalización. Auditoría Externa) Mr. Abel Ayerza and Sergio Grinenco are qualified as non-independent and Mrs. Antonio R. Garcés, Cirilo Enrique Martin and Augusto Rodolfo Zapiola Macnab and Alejandro María Rojas Lagarde are qualified as independent. Additionally, Mr. Juan Miguel Cuattromo has been qualified as independent according to a note sent by the Dirección Nacional de Empresas con Participación del Estado.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

Furthermore, it was approved that alternate directors replace regular directors in the following order: María Ofelia H. de Escasany, Sergio Grinenco, Alejandro M. Rojas Lagarde and Augusto Rodolfo Zapiola Macnab; and that alternate directors replace independent regular directors in the following order: Alejandro M Rojas Lagarde and Augusto Rodolfo Zapiola Macnab.

ELEVENTH ITEM OF THE AGENDA: “Compensation of the independent accountant certifying the Financial Statements for fiscal year 2014.”

It was approved that the compensation for the accountant who certified the Financial Statements for fiscal year 2014 be fixed in Ps. 1,056,600.

TWELFTH ITEM OF THE AGENDA: “Appointment of the independent accountant and alternate accountant to certify the Financial Statements for fiscal year 2015.”

The appointment of the accountants Santiago José Mignone and Carlos Martín Barbafina as independent accountant and alternate accountant, respectively, was approved. Both accountants are from Price Waterhouse & Co. S.R.L.

Yours sincerely,

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com